Essex Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss from operations	$ (260,148)
Adjustments to reconcile loss to net	
cash provided/(used) by operating activities:	
Depreciation	1,124
(Increase) decrease in:	
Commissions receivable	12,002
Receivable from clearing brokers	2,829
Prepaid expenses	19,666
Due from affiliate	(5,954)
Other receivable	86,660
(Decrease) increase in	
Insurance premium loan payable	(13,610)
Commissions payable	2,726
Deferred revenue	112,366
Due to affiliate	(3,093)
Accounts payable and accrued expenses	(736)
Net cash used by operating activities	(46,168)
Cash Flows from investing activities:	
Acquisition of equipment and furniture	(1,150)
Net cash used by investing activities	(1,150)
Cash flows from financing activities:	
Capital contribution	60,000
Net cash provided by financing activities	60,000
Net decrease in cash and cash equivalents	12,682
Cash and cash equivalents, beginning of the year	53,838
Cash and cash equivalents, end of the year	$ 66,520
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.